Exhibit 99.20

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the second quarter ended

June 30, 2025 and 2024

MANAGEMENT’S DISCUSSION AND ANALYSIS

GENERAL

The following Management Discussion and Analysis of financial condition and results of operations (“MD&A”) of NuRAN Wireless Inc. (“we”, “us”, “our”, the “Company” or “NuRAN”) for the quarter ended June 30, 2025 has been prepared by management and should be read in conjunction with the condensed interim consolidated financial statements for the six-month period ended June 30, 2025 and June 30, 2024 and the related notes thereto. The Company’s condensed interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). References to notes are with reference to the condensed interim consolidated financial statements. Unless otherwise noted, all currency amounts are in Canadian dollars. These documents, as well as additional information on the Company, are filed electronically through the System for Electronic Document Analysis and Retrieval (SEDAR) and are available online at www.sedar.com.

Unless otherwise stated, this MD&A is prepared as of August 29, 2025.

DISCLAIMER FOR FOWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Issuer (as defined herein) or NuRAN (as defined herein) to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include expectations regarding NuRAN’s ability to raise capital, the intention to expand the business and operations of NuRAN and use of working capital and proceeds of capital raises. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such forward-looking statements are subject to a number of risks as outlined below under “Risks and Uncertainties” and include risks such as the uncertainties regarding the continuing impact of COVID-19, and measures to prevent its spread, risks relating to NuRAN’s business and the economy generally; NuRAN’s ability to continue to develop its new NaaS model; the capacity of the Company to deliver its technical solution and to import inventory to Africa at a reasonable cost; NuRAN’s ability to obtain project financing for the proposed site build out under its NaaS agreements with Orange, MTN and other telecommunication providers; the potential loss of one or more significant suppliers or a reduction in significant volume from such suppliers; NuRAN’s ability to meet or exceed customers’ demand and expectations; significant current competition and the introduction of new competitors or other disruptive entrants in the Company’s industry; NuRAN’s ability to retain key employees and protect its intellectual property; compliance with local laws and regulations and ability to obtain all required permits for its operations; access to the credit and capital markets; changes in applicable telecommunications laws or regulations or changes in license and regulatory fees; downturns in customers’ business cycles; insurance prices and insurance coverage availability; the Company’s ability to effectively maintain or update information and technology systems; our ability to implement and maintain measures to protect against cyberattacks and comply with applicable privacy and data security requirements; the Company’s ability to successfully implement its business strategies or realize expected cost savings and revenue enhancements; business development activities, including acquisitions and integration of acquired businesses; the Company’s expansion into markets outside of Canada and the operational, competitive and regulatory risks facing the Company’s non-Canadian based operations. These forward-looking statements should not be relied upon as representing NuRAN’s views as of any date subsequent to the date of this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Although NuRAN has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward looking statements. The factors identified above are not intended to represent a complete list of the factors that could affect NuRAN. Such statements made by the Company are based on current expectations, factors and assumptions and reflect our expectations as at December 31, 2024. Except as required by applicable law, we undertake no obligation to publicly update or revise any forward - looking statement, whether as a result of new information, future events or otherwise.

For a description of material factors that could cause the Company’s actual results to differ materially from the forward-looking statements in this MD&A, please see “Risks and Uncertainties” below.

CORPORATE STRUCTURE

NuRAN was incorporated under the Business Corporations Act (British Columbia) on September 23rd, 2014. The Company was initially a wholly owned subsidiary of Bravura Ventures Corp. (“Bravura”). On October 14th, 2014, the Company entered into an arrangement agreement with Bravura and 1014379 B.C. Ltd., pursuant to which the shareholders of Bravura exchanged certain common shares of Bravura for common shares of NuRAN by way of a plan of arrangement (the “Arrangement”) and NuRAN became a reporting issuer in the provinces of British Columbia and Alberta.

Following completion of the Arrangement, NuRAN entered into an amalgamation agreement dated March 11, 2015 with Nutaq Innovation Inc. (“Nutaq”) and 9215174 Canada Inc. (“Newco”), a wholly owned subsidiary of NuRAN formed for the purpose of the amalgamation, pursuant to which Nutaq amalgamated with Newco and NuRAN acquired all of the issued and outstanding shares of the amalgamated company in consideration of 32,999,994 common shares of NuRAN based on a ratio of 2.749 NuRAN common shares for each share of Nutaq issued and outstanding on the closing date. Nutaq and Newco completed the amalgamation on June 2nd, 2015, and the amalgamated company was named “Nutaq Innovation Inc.”. Following the closing of the transaction, NuRAN had 40,471,869 common shares issued and outstanding and former shareholders of Nutaq acquired 81.5% of the issued and outstanding common shares of NuRAN. Following the closing of the Amalgamation, Nutaq Innovation Inc. was a wholly owned subsidiary of NuRAN and NuRAN operated the business of Nutaq.

Nutaq was incorporated under the laws of Canada on May 30, 2005, under the name “Lyrtech RD Inc.”. Nutaq changed its name to “Nutaq Innovation Inc.” on August 31, 2012; its registered and head office is located at 2150 Cyrille-Duquet Street, Suite 100, Quebec, Quebec G1N 2G3. On August 28, 2020, the Board of Directors of Nutaq voted to cease operations and on that date all its board members, except Mr. Francis Letourneau, resigned their respective positions. On August 31, 2020, Nutaq announced the decision and filed an insolvency proceeding and on September 1, 2020, the Company approved the appointment of Lemieux Nolet as trustee for Nutaq’s bankruptcy proceedings. At the same time the trading of the Company’s stock was halted.

On September 22, 2020, the trustee and Nutaq’s first ranking secured creditors reached an agreement pursuant to which all the assets of Nutaq, including all inventory, equipment and R&D equipment, trademarks, patents, accounts receivables, bank account and SR&ED credits would be sold. On October 27, 2020, the parent company re-acquired Nutaq Assets for $100,000.

MANAGEMENT’S DISCUSSION AND ANALYSIS

As a result of the insolvency proceedings, the Company eliminated/extinguished the obligation to repay certain creditors and recorded a $1.5M gain on the extinguishment of liabilities. Also, the Company assumed all obligations of Nutaq. Subsequently the management of NuRAN made the decision to unwind the bankruptcy of Nutaq in order to recover the significant losses accumulated, now estimated at over $24M, which can be used to offset future profits of the Company. The process began in 2021 and the final step was completed when NuRAN’s proposal to creditors was accepted by the bankruptcy court on March 17, 2022. A final payment of settlement was made and on March 25, 2022, Nutaq received a Certificate of Full Performance of Proposal issued by the Licensed Insolvency Trustee signifying that Nutaq is released from the debt included in the proposal.

In 2021, NuRAN incorporated two wholly owned subsidiaries, NuRAN Wireless Cameroon Ltd. and NuRAN Wireless DRC SARLU, to own and manage the networks that the Company is developing in those countries. In April 2022 the Company incorporated NuRAN Wireless (Africa) Holding based in Mauritius, a regional holding company that will hold all of its African investments. During 2022 the shares in both subsidiaries were transferred to the holding company and in future this entity will be used to raise debt and equity to fund further growth. During 2023 NuRAN incorporated two other wholly owned subsidiaries of NuRAN Wireless (Africa) Holding; NuRAN Wireless Cote d’Ivoire SARLU and NuRAN Wireless Madagascar SARLU to own and manage networks in those countries. In September 2024, NuRAN Wireless DRC changed its status to SA, Societe Anonyme, and increased its capital to comply with local licensing requirements and in November 2024 NuRAN incorporated NuRAN Wireless Benin SARLU to own and manage a network in that country. The results therefore include the consolidated results of these African subsidiaries.

DESCRIPTION OF BUSINESS

NuRAN is a leading supplier of mobile and broadband wireless infrastructure solutions. Its innovative radio access network (RAN), core network, and backhaul products dramatically reduce the total cost of ownership, giving mobile network operators (MNOs) the ability to profitably serve remote, low income and low population density locations, an unfeasible proposition with existing systems.

NuRAN’s current business focus is to grow the market penetration of its Network as a Service (NaaS) offering, a communications solution whose backbone is its Wireless Infrastructure Systems (WIS).

NuRAN’s WIS are mobile wireless infrastructure equipment (e.g. base station radios) that use proprietary breakthrough small cell solutions to offer better coverage, the lowest installed cost, the most efficient power consumption combined with leading technology for satellite bandwidth reduction usage currently available in the global marketplace. This technology was subject to rigorous testing by leading MNOs proving its carrier-grade status and leading to broad acceptance for NaaS solutions in the years since.

Our design provides two key competitive advantages:

●	Low total cost of ownership, a key feature for developing countries and rural/low population density areas, and

●	Small footprint, easy to deploy private networks, customizable for large scale deployments such as rural mobile networks and specific markets such as defense, utilities, industrial and machine-to-machine (“M2M”).

MANAGEMENT’S DISCUSSION AND ANALYSIS

NuRAN’s NaaS model leverages the capabilities of its WIS as well as its extensive expertise in building cost-effective cellular infrastructure. The model provides not only network equipment, but NuRAN also finances, builds, manages and maintains the cellular sites in a very effective manner. Revenue to NuRAN comes in the form of either a revenue share with guaranteed minimum or threshold or fixed monthly payments depending usually on the type of site being deployed. As demonstrated by the number of contracts signed, the NaaS model has received significant interest from MNOs as a carrier-grade mobile network infrastructure solution that allows MNOs to continue focusing their capital expenditure on building capacity in denser urban and semi-urban areas while developing new technologies such as 4G and 5G. Another reason for this growing interest in the NaaS model is that it allows MNOs to reach previously uneconomic markets, thus meeting government license obligations to cover the vast majority of the population which is only possible by serving remote communities. The investment in the NaaS model is customer friendly but it also provides NuRAN with long-term recurring revenues resulting in a compelling return over contract periods which range from 5 to 10 years in length, and in many cases are of indefinite length because they incorporate continued asset ownership by NuRAN.

NuRAN’s wireless infrastructure solutions are also capable of supporting mobile payment transactions, a tremendous social and economic benefit for those in the developing world where 95% of all transactions are cash and 60% of adults don’t currently have a bank account, as well a significant potential market for MNOs. This is one of the key applications that MNOs are interested in rolling out when they deploy NaaS in rural areas where bank accounts are less prevalent.

By deploying communication infrastructure in uncovered areas, NuRAN also makes a very significant contribution to the socio-economic conditions of the areas it serves and meets a significant number of the seventeen sustainable development goals set by the United Nations. This includes improving the local economies and enabling access to e-learning, e-health and other social services not currently available to the local population.

GENERAL OBJECTIVES

NuRAN’s mission is to create a new possibility for over a billion people to communicate effectively over long distances. Our commitment combined with our ethical and ambitious values drive the company in its mission to connect the world.

Now more than ever, especially on the back of the COVID-19 pandemic and the need for remote connectivity, people need to be connected to the vast network that provides a window to the outside world and a connection with those around them. At NuRAN Wireless, we offer millions of people a universal possibility: connect to a global network and communicate over long distances efficiently and affordably in addition to contributing to the local economy. Our innovative, compact, and specialised solutions for rural regions allow users to stay connected with the world and keep in touch with family, friends, colleagues, and acquaintances.

NuRAN’s specialized telecommunications solutions satisfy the growing demand for wireless network coverage in remote and rural areas across the world. The fact that NuRAN’s solutions make it economically viable for MNOs to service small and isolated communities that have been previously ignored led to a truly disruptive technology. With its affordable solutions supporting 2G, 3G, 4G technologies and its innovative NaaS business model, NuRAN has the capability to build, optimize and manage rural connectivity expansion at an unprecedented rate.

OVERALL PERFORMANCE AND OUTLOOK

Performance

During the quarter ended June 30, 2025, the Company continued to implement its NaaS strategy, aiming to be the preferred supplier to Mobile Network Operators (MNOs) globally by connecting remote and rural regions that have previously lacked access to the economic and social benefits of connectivity. The majority of sites currently in operation—particularly in Cameroon—have demonstrated rapid adoption and average traffic levels that meet or exceed the Company’s per-site business objectives. The Company now serves two Mobile Network Operators in Cameroon, with a focus on expanding coverage, leveraging the nation’s economic growth, and diversifying risk management strategies. As of the date of filing these financial statements, the Company has completed delivery of the initial 122-site phase with Orange and made significant progress on site deployment for MTN. While MTN sites are gradually ramping up, Orange site traffic continues to perform as projected.

MANAGEMENT’S DISCUSSION AND ANALYSIS

During the second quarter, management was informed by Orange of an error in their billing system that resulted in a segment of traffic being incorrectly billed as international due to area code misallocation. Prefixes not identified as local calls were classified as international calls or SMS, leading to revenue calculations exceeding local tariffs by ten times or more. The issue arises from their introduction of new area codes to accommodate increasing mobile penetration; however, these numbers were not configured as local calls, resulting in their classification as international calls by default. As a result of the billing information that Orange provided to us, which was used to generate our invoice to them, was overstated. The Company has adjusted Q1 revenue and Q2 revenue reflects the current billing information provided by Orange. Orange and NuRAN are currently assessing and negotiating a definitive solution for this issue.

Reported revenue per site has decreased in comparison to Q1 but aligns with the Company’s previous financial projections. The Company maintains its expectation that gross margin will exceed 75% and EBITDA margin will be around 50% for global operations.

Although the outlined issue is influencing short-term results, the Company anticipates returning to a positive EBITDA position as the number of active sites grows in Cameroon, Ivory Coast, Benin, Ghana, Madagascar, and particularly the Democratic Republic of the Congo (DRC), where billing sites experienced traffic growth of more than 20% in Q2. Following the final drawdown under the US$ 5M term loan facility agreement with Cygnum Capital (see below), plans include launching the first 10 sites in Ivory Coast, resuming 7 sites in Ghana, relocating non-performing sites, and completing delivery of the 118 sites now in inventory in DRC.

Management’s strategic decision to shift NuRAN’s focus toward the NaaS market was made with a full understanding of the substantial initial investments required in marketing, branding, sales, field testing, and preparations for increased production capacity, as well as the necessary working capital and capital expenditures to fund the deployment and installation of remote networks. While the pace of investment recovery has been slower than anticipated, recurring, sustainable, and more predictable revenues are now materializing.

NuRAN’s continued commitment to research and development, engineering, and manufacturing has been recognized by leading industry organizations and stakeholders, with its Wireless Infrastructure Solutions being rated among the best in their category. In recent years, the Company has clearly demonstrated that technology ownership is central to its success. Enhancements to its solutions have resulted in notable gains in network capacity, contributing significantly to increased revenues.

To further support the expansion of the NaaS model, management has remained focused on raising additional capital to underpin deployment plans and on continuous improvement of operating sites.

MANAGEMENT’S DISCUSSION AND ANALYSIS

In July 2021, the Company completed an $11M private placement led by strategic investor AMOS Spacecom, which contributed $4M. Over half of these proceeds were allocated to building an inventory of 240 sites in Cameroon and DRC. The Company subsequently sought further funding to finalize the rollout.

As of the quarter ended June 30th, 2025, the Company has secured nine contracts with MTN and Orange across eight countries, encompassing a total of 5,092 sites. NuRAN is currently operating in four countries and has finalized the incorporation of its operating subsidiaries in an additional country. The deployment of the existing backlog and anticipated pipeline will necessitate ongoing capital-raising initiatives to support operations in all markets. Further details on these efforts are provided later in this document.Enabled by supplemental funding from the Cygnum Capital loan facility, cash contributions from the Cameroon operation, the Societe Generale credit facility, and receipt of outstanding payments from Orange Cameroon, the Company successfully expanded site rollouts, initiated activities in new countries, and enhanced the network to facilitate the introduction of 3G services.

The Company continues to achieve sustainable revenue growth per site and has seen a significant reduction in the Cost of Goods Sold (COGS), aiming for sustained positive EBITDA for the organization overall. COGS includes expenditures such as site leases, repair and maintenance, insurance, and satellite managed services. The reliability and efficiency of NuRAN’s technical solutions have contributed to decreased costs related to preventive and corrective maintenance, as well as optimized satellite bandwidth usage, all contributing to improved gross margins and cash contribution from active NaaS sites.

Operational and Business Highlights:

Through the second quarter of 2025, NuRAN continued to work on drawing down against the Cygnum Capital loan facility and is progressing on other financing options. Management is now focusing on financing alternatives that it believes are efficient, reliable, and well aligned with its project objectives. As an example, the Company announced that NuRAN Wireless Africa Holding, a wholly owned subsidiary of NuRAN, has signed a non-binding Term Sheet and a Mandate Letter with a Global Asset Management Company (“The Lender” and “The Lead Arranger”) for a long-term senior secured credit facility (the “Loan Facility”) of which US$ 15,000,000 is to be provided by The Lender. The Loan Facility will include a mechanism for the Lead Arranger to increase the size of the Loan Facility to up to US$ 70,000,000 through syndication with other lenders. This financing will facilitate the purchase of components and installation of network infrastructure sites across several African countries.

The long-term Loan Facility includes terms that are different from those previously offered by other lenders and marks a step forward in NuRAN’s plans to expand telecommunications infrastructure in Africa. The facility will support NuRAN’s network infrastructure rollouts in Cameroon, DRC, Ivory Coast, Benin, and Madagascar. As of the date of these consolidated financial statements, the potential lender has completed its due diligence and, pending receipt of an equity or quasi-equity term sheet, has indicated readiness to submit the application to its investment committee for approval. For the equity raise, management continues to address the requirements set by potential investment partners. With Q1 positive EBITDA and the initiation of operations in new countries—where outcomes similar to those in Cameroon are anticipated—management is progressing discussions with several potential investors. Valuation discussions and negotiations have begun, representing an important step forward in finalising an investment. In addition to other criteria important to these investors, concerns have been raised over the level and terms of short-term borrowing at the NuRAN Canada level. Management understands and shares these concerns and over recent months, including meetings in Q2 in conjunction with the CEO Forum in Abidjan, Ivory Coast, management has been working with several parties to find a solution including Canadian institutions able to refinance this short-term debt. This could include removing the conversion feature, extending the term and reducing overall borrowing costs. Equity and quasi-equity instruments are being considered as a way to allow lenders and investors to benefit from the significant value creation expected to follow.

MANAGEMENT’S DISCUSSION AND ANALYSIS

To support equity efforts in Africa, management has implemented several measures to address short-term liabilities impacting the balance sheet. The shareholder deficiency has increased, restricting the ability to raise capital at the African level. Parties interested in potential equity raises for NuRAN Africa Holding have requested that management address these concerns promptly. While exploring options to refinance short-term liabilities, management has initiated discussions with groups holding these liabilities about potentially converting debt into shares. Since the conversion of debt could result in potential dilution that would exceed a certain threshold, the Board of Directors must propose a debt restructuring transaction to be approved at the Annual General and Special Meeting of Shareholders at the end of September.

With funding from the Cygnum Capital facility, site rollout is advancing in Cameroon. NuRAN’s operations team has enhanced the site selection and acquisition process and further optimized network efficiency and capacity, resulting in notable increases in traffic and revenue across existing sites. Concurrently, management has secured improved terms and pricing with key suppliers, achieving, for instance, a 50% reduction in monthly satellite managed service fees, which has significantly increased gross margin. The Company has also obtained agreements for Custom Duty exoneration in Cameroon, Ivory Coast, and DRC, leading to substantial reductions in capital expenditures and enabling improved ROI and payback periods. Consequently, these measures are expected to facilitate the construction of additional sites using the raised capital.

As at the date of these consolidated financial statements, NuRAN has 5,092 NaaS sites under contract with Orange in Cameroon, DRC, and Madagascar and with MTN in South Sudan, Cameroon, Namibia, Sudan, Ivory Coast and Benin for a potential lifetime contract value of over US$ 900M. Following the announcement on July 21, 2022 of NuRAN’s entry into a Group Framework Agreement (“GFA”) with MTN Group (JSE: MTN) for up to 19,000 network sites in over 15 countries in the Middle East and Africa, the Company has been successful in engaging with a number of MTN operating companies. Management expects to bring additional contracts with MTN as well as other MNOs which will move the Company closer to meeting its objective of 10,000 sites under contract, especially as more traction is gained with cashflow generated in existing operations.

The Company maintains its plan to develop and fund its 10,000 sites network objective in several phases and while discussions are at various stages, management reports high interest from several investors and lenders in participating in the next stages of financing. From the cash generated by its operations in Africa, the Company plans to reinvest in the project resulting in a reduction of the external capital required.

To achieve the 10,000-site goal, the business development strategy will focus on creating an economic hub around high-performing countries to leverage currency efficiency and cash movement within the hub, facilitating infrastructure consolidation and reducing CAPEX investment. Management aims to optimize financial efficiency based on market demand. For instance, Ivory Coast borders five countries and uses the West Africa CFA currency shared with seven countries, enabling cash generation to be invested in other countries.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This strategy involves forming what is termed as a “regional economic pole” (Pole), where high-performing countries act as central nodes that support surrounding nations economically. By consolidating infrastructure and investments within these hubs, NuRAN can ensure efficient use of resources and funds. The West Africa CFA currency allows seamless financial transactions across the region, minimizing currency exchange exposure and enhancing liquidity and cash flow.

Similarly, Cameroon, which borders six countries, can serve as another Pole. With its stable economy and strategic location, revenue generated in Cameroon can be reinvested into neighboring countries, thereby accelerating the deployment of 10,000 sites. This approach not only maximizes financial efficiency but also promotes regional economic growth and connectivity.

Without deviating from its focus of delivering its backlog to reach profitability and to enable additional financing, management expects to structure its approach strategically. By prioritizing the completion of existing projects and ensuring that operational targets are met, the company aims to build a robust financial foundation. This involves meticulous planning and execution of site rollouts, optimizing resource allocation, and continuously improving network infrastructure. This nuanced approach is designed to enhance cash flow, attract further investments, and solidify NuRAN’s position in the telecommunications market. This comprehensive strategy encapsulates the goal of achieving the 10,000-sites milestone while ensuring sustainable growth and regional economic synergy.

The business development and sales strategies revolve around leveraging the established poles to sign contracts with surrounding countries. By capitalizing on the infrastructure and resources within these hubs, management aims to extend its reach and secure new contracts. Ivory Coast and Cameroon, as central poles, will serve as the foundation for this expansion. The strategy involves forming partnerships with mobile network operators in neighboring countries, using the success and stability of the hubs as a selling point. This approach will not only maximize the efficiency of resource utilization but also foster regional economic growth and connectivity. Through strategic negotiations and targeted marketing efforts, NuRAN intends to achieve its objective of 10,000 sites under contract by tapping into the potential of both existing and new poles across Africa.

There is no assurance that the Company will reach the target of 10,000 sites under contract as planned and the estimates above are subject to the risk factors and assumptions set out below under “forward looking statements”.

Managements’ belief in the increasing adoption of the NaaS model by MNOs and NuRAN’s ability to efficiently and effectively manage the rollout of NaaS contracts is supported by a number of achievements since 2022:

●	On July 21, 2022, and subsequent to its earlier announcement, the Company announced the signing of the Group Framework Agreement (GFA) with MTN Group as mentioned above which offers the potential to connect up to 50 million additional people.

●	On July 26, 2022, NuRAN announced its first signing following the GFA of a definitive 10-year NaaS contract with MTN Sudan Company Ltd. for the deployment of a minimum of 500 rural sites in Sudan. The agreement is estimated to generate up to approximately US$ 125M in revenues over its life and will support 2G and 3G. Due to the current situation in Sudan as of the date of these consolidated financial statements the Company has placed further development on hold.

MANAGEMENT’S DISCUSSION AND ANALYSIS

●	On October 11, 2022, the Company announced its second largest contract in terms of number of sites with an agreement for the rollout of up to 1,000 sites with MTN Ivory Coast. Over the 5-year period of the agreement, gross revenue is expected to be over US$ 75M. The contract includes an automatic renewal for an additional 5 years and similar to the previously announced MTN Sudan and MTN Namibia agreements, NuRAN expects to retain the ownership of the infrastructure after the completion of the contract. This shift in business model to the ownership of infrastructure with no handover to the MNO potentially increases the value of the agreement substantively to NuRAN and its shareholders by providing a continuous revenue stream.

●	On January 17, 2023, NuRAN announced the entry into NaaS agreement with Orange Madagascar for the deployment of up to 500 rural sites on the east coast of Madagascar with contracted revenue potential of US$ 90M. The 10-year agreement is the Company’s third contract with Orange and is expected to support 2G and 3G networks with variety of site categories to cover different population densities and coverage areas. NuRAN expects to retain the ownership of the infrastructure after completion of the contract which increases the overall value of the agreement.

●	On February 21, 2023, the Company announced a US$ 1.41M purchase order from the Marshall Islands National Telecommunication Authority (MINTA) to extend and add 4G coverage to their existing network. MINTA is the end customer under a previous contract with Intelsat which NuRAN has deployed since 2021 which validates the strength of the Company’s technology solution and deployment capabilities.

●	On June 5, 2024, NuRAN announced a five-year NaaS agreement for the deployment of 250 sites in Africa with MTN further to its GFA in place with the Group. This agreement is the fifth agreement signed with MTN totaling 2,150 sites in five different countries, representing up to approximately US$ 27 million in revenues over the course of five years assuming that the 250 sites are completed. The five-year term of the NaaS pursuant to the GFA can be extended or renewed for an additional five years subject to an extension or renewal agreement.

●	On July 16, 2024, the Company announced an agreement for up to 200 sites with MTN Benin for the deployment of rural 2G, 3G and 4G sites under the NaaS business model in Benin, West Africa. The 5-year agreement with MTN Benin includes a renewal for an additional 5 years at the end of the initial term. This agreement has been signed under the MTN Framework Agreement announced on July 21, 2022, serving as further evidence of the strong partnership between MTN and NuRAN both dedicated to empowering lives in rural communities across Africa.

Some of the financial achievements that support management’s belief in its ability to complete the building of the networks currently under development and those being negotiated include:

●	On January 3, 2024, the Company announced that it had signed a non-binding mandate letter for a US$ 5M Senior Secured Bridge Facility (the “Facility”). The Facility will have a 2-year tenor and bullet principal repayment at maturity. It is to be refinanced by long-term senior debt at maturity and the term can be extended by the lender or converted into other long-term debt. On April 26, 2024, NuRAN announced the signing of the Facility with the Facility for Energy Inclusion (“FEI”), a fund managed by Cygnum Capital, for the purpose of (re)financing the construction of renewable energy assets for mobile network infrastructure in respect of existing and new NaaS agreements with the intention of accelerating the build of NaaS sites primarily in Cameroon and DRC. This Facility is intended to allow NuRAN to deploy more than 500 new sites and combined with cash generated from operating sites, the Company intends to use the proceeds to cover all material and construction costs of new sites. The loan drawdowns are subject to customary drawdown conditions for a loan of this nature including evidence of new sites being funded and operational from the proceeds of drawdowns and the amounts are secured against the assets of the Company’s subsidiaries, which were completed as noted below.

MANAGEMENT’S DISCUSSION AND ANALYSIS

●	Also on January 3, 2024, the Company announced that it extended the maturity date of the Convertible Debentures entered into in July 2022 to July 12, 2024. In addition, the original issuance discount of 10% was increased to 16% leading to a maturity value of $ 2,645,502 and the principal amount is convertible into common shares of the Company at a fixed price of $0.40 at the option of the debenture holder during the term of the Convertible Debenture. The investor remains committed to the NuRAN business as the exclusive transmission equipment provider for a term of the earlier of seven years or until such time as the Company completes the purchase of a committed volume of equipment for its African operations.

●	On February 6, 2024, the Company announced that it had received a non-binding Letter of Intent for up to US$ 15M of debt financing and on March 11, 2024, the Company announced that it received three additional expressions of interest from lenders to support the Company’s network infrastructure roll-out at the NuRAN Africa level. It is anticipated that the funding can be drawn individually or as co-lenders in a syndicated debt facility. The combined value of these four potential facilities as well the possible rollover of the US$ 5M bridge facility mentioned above can possibly fund at least 2,500 of the sites under contract. Moreover, the terms proposed by those potential lenders are actually more attractive to the Company than anything received previously and also provides much more flexibility allowing drawdown on a per country basis if necessary. This is a result of the positive progress made to date with current operations and contracts.

●	On May 15, 2024, The Company announced that NuRAN Wireless Africa Holding, a wholly owned subsidiary of NuRAN, has signed a non-binding Term Sheet and a Mandate Letter with a Global Asset Management Company (“The Lender” and “The Lead Arranger”) for a long-term senior secured credit facility (the “Loan Facility”) of which US$ 15,000,000 is to be provided by The Lender. The Loan Facility will include a mechanism for the Lead Arranger to increase the facility to up to US$ 70,000,000 in funding including a syndication of other lenders. This financing will facilitate the procurement and installation of network infrastructure sites across several African countries.

●	On July 16, 2024, the Company announced that the initial US$ 2.5M drawdown from FEI had been received. As a result of this NuRAN resumed its rollout plan. While the majority of the amount will be dedicated to Cameroon, NuRAN expects to dedicate a portion to initiate site build in the Ivory Coast, Benin and Madagascar. On February 28, 2025, NuRAN announced that it had received approval for the second drawdown of US$ 1.05M to support expansion of its NaaS operations in Cameroon.

●	On August 19, 2024, NuRAN announced the closing of a non-brokered private placement of an unsecured convertible debenture (the “Debenture”) for aggregate gross proceeds of US$ 1.6M. The Debenture has a two-year term and accrues interest at a rate of 15% per annum until the Maturity Date. The principal amount of Debenture is US$ 2,194,772 after application of an original issuance discount of 25% and including all applicable fees. The Debenture may be converted into units of the Company (each, a “Unit”) at a conversion price of CDN$ 0.225 per Unit (the “Conversion Price”) with each Unit consisting of one common share and one common share purchase warrant exercisable into one common share at a price of CDN$ 0.25. Under the terms of the Debenture, the Company also granted a participation right in future equity financings up to a 9.9% equity interest in the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Equity Investments Supporting Lender’s facility

Since the announcement of proposed and closed loan facilities, management has been focusing on accelerating discussions with Investment Funds and potential strategic partners targeting infrastructure investments in emerging markets. To date the concerns expressed by those investors were mainly related to site performance, operational capacity, asset ownership, risk diversification across markets and the availability of debt finance. In parallel with these discussions, and as part of its ongoing work to strengthen NuRAN’s operating and financial position, management has been addressing all these areas of concern. Regarding asset ownership, the Company has amended the NaaS contract with Orange DRC to, amongst other things, eliminate the asset transfer provision. We are progressing discussions with Orange Cameroon to make the same amendment. All recent NaaS contracts do not have the asset transfer provision and in this way NuRAN will retain ownership helping it to generate long term revenue and increase value for shareholders.

Additionally, during discussions regarding the valuation of NuRAN Africa Holding, potential equity partners have expressed concerns about the short-term convertible debt facility at the NuRAN Canada level. Management has initiated discussions with its debt holders regarding the potential conversion to equity. The Company is also discussing various options with Canadian institutional investors including extending the term of the debt, removing the conversion option and/or mezzanine financing.

Results in Cameroon, while being impacted by the afore-mentioned billing system error, are still on target with initial expectations. NuRAN continues to enhance its technology solution and increased network capacity has led to growth in traffic which helps mitigate the effect on revenue. In addition, better site allocation and selection continues to ensure the success of new sites. The same measures are to be adopted in DRC and have started to show signs of performance improvement. Technology effectiveness and ownership is a key criterion to NuRAN’s success in rural emerging markets, and our engineering team is working continuously on further upgrades. In addition to these measures, the DRC commercial team has established a strategy reselling Orange products and services that has already shown important growth in user adoption and traffic resulting in revenue growth.

Combined with the accumulated experience of its internal team, management has put together a comprehensive ecosystem of partners to support growth. This ecosystem works across service delivery from site selection to monitoring to share findings in both existing and new countries. The Company has also increased and diversified its supplier base to meet demand and reduce the risks associated with one single supplier.

With over 5,000 sites currently under contract, NuRAN’s DRC exposure is now less than 40% reducing the concentration risk. The US$ 5M bridge facility from Cygnum Capital and US$ 1.6M private placement along with the 2024 announced US$ 15M Term Sheet of a possible US$ 80M Facility continues to support management’s efforts to raise equity. This financing is expected to support the rollout of up to 600 sites across a number of countries to further diversify its revenue sources. In the short term, management is also pursuing a potential increase of the Cygnum Capital facility to support Benin and Ivory Coast 2025 deployment.

All of the above are measures that have not only improved the Company’s financial performance but also increased its attractiveness to equity investors.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook

NuRAN’s wireless infrastructure solutions have been used by mobile network operators (MNOs) as part of their network operations and, more recently, to extend rural coverage through the NaaS model. NuRAN’s solutions have been evaluated or are currently operated by MNOs in over 20 countries in Southeast Asia, Africa, South America, and Latin America. The company has also formed partnerships with industry participants, including tower, satellite, and power companies, to expand market access. Management reports that acceptance and use of NuRAN’s system by MNOs, along with collaborations with other industry stakeholders, may enable NuRAN to pursue further business opportunities.

NuRAN has previously announced LiteRAN xG, a mobile wireless infrastructure product offering 2G, 3G, and 4G capabilities from one device, which allows operators to utilize multiple technologies concurrently and adapt their services as needed. The addition of LiteRAN xG to the company’s offerings, is projected to increase the addressable market.

As of July 2024, NuRAN’s NaaS service includes 5,092 sites under contract with two major MNOs in Africa, with an aim to reach 10,000 contracted sites. A 200-site agreement with MTN Benin was announced in July 2024, raising the total to 5,092 sites, which also includes contracts with Orange SA in Cameroon, Madagascar, and DRC, and with MTN Group in Cameroon, South Sudan, Sudan, Ivory Coast, and Namibia. NaaS agreements with MTN in Sudan and South Sudan are currently on hold due to ongoing instability in those countries. Additionally, NuRAN recently signed a Memorandum of Understanding (MOU) with Telecel in Ghana to resume seven sites delivered with support from a GSMA Investment fund. The MOU outlines the plan to establish a NaaS agreement in 2025, consistent with broader economic strategies.

Additional contracts with MNOs and the signing of a Group Framework Agreement (GFA) with MTN Group reflect industry recognition of NuRAN’s mobile network infrastructure solutions and its experience in deploying and managing cellular networks for extended customer reach.

The following section discusses the Company’s financial performance based on consolidated financial statements for the six months ended June 30, 2025 and 2024.

Factors Concerning the Company’s Financial Performance and Results of Operations

To evaluate the results of the strategic shift, management closely monitors four key measures of the Company’s performance: Revenue, Gross Profit Margins (GPM), Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) and Net Income.

Revenue growth measures the success of the NuRAN’s products and services, led by the NaaS solution, combined with our marketing and sales efforts. Growth is demonstrated by the Company’s ability to enter into contracts, build NaaS infrastructure, penetrate new markets and gain new customers for existing and new products and services. The investments in marketing and sales and the shift in direction to more of a services model have increased our sales pipeline, started to generate sales with first sites live and should produce increasing revenues as rural subscribers in previously covered and uncovered areas take advantage of more choice, availability and variety of mobile services to improve their economic position. The take-up of NaaS solutions and the resultant recurring revenue stream brought on by each live site is starting to already generate transformative growth in revenue for the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS

GPM measures how efficiently and effectively NuRAN delivers its systems and services to its clients, both in terms of production of its product line, and increasingly, delivery of the NaaS solution in rural areas and direct costs of delivery incurred in local subsidiaries.

Some of NuRAN’s NaaS agreements include a guaranteed minimum revenue monthly fee (GMR) to ensure a return on each site, covering costs and interest. Recently, with high network performance, the Company is transitioning to a threshold model, whereby revenue is retained up the threshold but allowing them to retain more revenue and retain ownership of the sites. Under IFRS, current contracts require NuRAN to record site sales when operational, impacting revenue and gross profit margins. Future contracts without site transfer will better reflect invoicing and economic results. Management monitors three gross profit margin indicators: revenue per site, revenue share, and operational fees. This shift aims to create a stable and recurring revenue stream post-rollout completion.

EBITDA measures the entire operations by including selling and administrative costs in African subsidiaries as well as Canada. It should increase as sales grow due to the fixed nature of much of the support infrastructure including administrative, sales & marketing, research & development and other costs and the economies of scale that can be achieved in monitoring network operations and maximizing site performance.

Net income is a measure of how efficiently and effectively the business is running, however management recognises that, given the stage of NaaS rollout and implementation, the Company is likely to be loss-making for some time. To achieve an acceptable net income, the company needs to significantly increase its revenues, while maintaining or slightly increasing its selling and general administration costs and efficiently utilising the capital assets that it deploys, achievable through the NaaS model.

Tower Outlook Disclosure

Regarding the outlook for site deployment, management reported on the status of its expected deployment of NaaS sites. In order to improve the accuracy of development plan expectations, management is pursuing site development in phases that are determined based on the confirmed availability of funds for a specific phase. As an example, the cash generated from its operation in Africa, the US$ 5M facility, local Cameroon financing and the investment in August from a long-time shareholder are now contributing to the delivery of at least 600 sites. As of the date of these consolidated financial statements, a total drawdown of US$ 3.55M has been received with a remainder US$ 1.45M from the US$ 5M Facility from Cygnum Capital. Supported by continued cashflow from operations, subsequent drawdowns will fund the ongoing deployment plans.

As a result of the Company’s ongoing financing efforts, management continued to increase its pipeline of financing options from other groups with expressions of interest of over US$ 80M including the US$ 15M term sheet announced in May and agreed mandate to further increase this amount. With the Company’s contributed equity in NuRAN Wireless (Africa) Holding supporting this long-term debt, the additional financing options available, and cash generated in its subsidiaries, NuRAN is committed to showing regular progress in building the planned number of operating sites.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SELECTED ANNUAL FINANCIAL INFORMATION

The following is selected financial data derived from the second quarter condensed interim consolidated financial statements of the Company as at June 30, 2025 and 2024 and for the periods then ended:

	Three-months ended June 30, 2025	Three-months ended June 30, 2024	Six-months ended June 30, 2025	Six-months ended June 30, 2024
Total revenues	$627,920	$1,512,457	$2,909,754	$2,085,634
Total loss	$(3,542,950)	$(2,425,969)	$(5,319,261)	$(4,882,809)
Net loss per share – basic	$(0.05)	$(0.05)	$(0.08)	$(0.10)
Net loss per share – diluted	$(0.05)	$(0.05)	$(0.08)	$(0.10)

	Six-months ended June 30, 2025	Six-months ended June 30, 2024
Total assets	$25,619,640	$21,899,246
Total non-current financial liabilities	$—	$173,043

RESULTS OF OPERATIONS

Revenue

Revenue for the six-month period ended June 30, 2025 of $2,909,754 was an increase of $824,120 from the six-month period ended June 30, 2024 ($815,473 increase for the six-month period ended June 30, 2024 compared to the six-month period ended June 30, 2023).

Of the total revenue for the six-month period ended June 30, 2025, $1,649,146 was NaaS service revenue from site operations. In addition to this, the Company recognised $664,690 that was an adjustment to comply with IFRS 15, which as mentioned earlier requires that we recognize a sale of the site and cost when it becomes operational. Over 90% of NaaS revenue relates to Cameroon and the remainder to DRC. Other revenue was related to product sales, of $290,234 and an adjustment of $305,684 on the Naas service revenue for the six-month period ended June 30, 2025.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Gross Profit

Gross profit for the six-month period ended June 30, 2025 increased by $444,669 compared to the six-month period ended June 30, 2024 (decreased by $1,202,180 for the six-month period ended June 30, 2024 compared to the six-month period ended June 30, 2023).

Gross margin for the six-month period ended June 30, 2025 decreased to 57.66% from 59.12% for the six-month period ended June 30, 2024 (increased to 59.12% for the six-month period ended June 30, 2024 from 2.42% for the six-month period ended June 30, 2023).

The overall gross margin increased significantly and is more in line with the Company’s projections based on the level of direct costs for the NaaS offering, including VSAT. Overall, the six-month period ended June 30, 2025 NaaS gross margin was 59%, and 82% excluding the IFRS 15 adjustment. The change in revenue recognition following the planned move from GMR to the threshold method, now in place in DRC, will smooth out future reporting.

The direct costs of NaaS include site leases, insurance, repair & maintenance and VSAT costs with VSAT having a minimum capacity charge. As a result of more revenue being generated over this fixed capacity charge, the VSAT cost per site continues to fall.

Expenses

During the six-month period ended June 30, 2025, total expenses decreased by $835,929 from the six-month period ended June 30, 2024 (for the six-month period ended June 30, 2024 total expenses increased by $1,109,161 from the six-month period ended June 30, 2023). In aggregate, operating cost categories including selling, administrative and research and development decreased by approx. $600k over 2024 as management continued cost containment initiatives while continuing to invest in enhancing its 3G/4G platform required of its MNO customers. Financial expenses increased by approx. $900k because of the greater short term debt load, higher interest costs and foreign exchange impact. Approximately 90% of financial expenses are non-cash charges. A one time reversal of previously charged share-based compensation resulted in a credit of $692k.

Net Loss Before Other Elements and Income Taxes

As a result of all the factors mentioned above the Net Loss Before Other Elements and Income Taxes for six-month period ended June 30, 2025 decreased to $4,823,878 from the six-month period ended June 30, 2024 loss of $5,659,807 (for the six-month period ended June 30, 2024 total Net Loss Before Other Elements and Income Taxes decreased to $5,659,807 from the six-month period ended June 30, 2023 loss of $5,752,829). The change for the six-month period ended June 30, 2025 was a result of an increase in gross profit and a reduction in selling, administrative and R&D costs partially offset the increase in financial expenses.

Other Elements and Income tax

Other Elements and Income tax for the six-month period ended June 30, 2025 generated a net loss of $480,355 compared with a net gain of $801,327 in the six-month period ended June 30, 2024 (a net gain of $825,657 for the six-month period ended June 30, 2024 compared to a net loss of $422,689 for the six-month period ended June 30, 2023). These relate mostly to the loss on the modification of the DRC NaaS contract versus a gain on the settlement of short-term borrowing facilities in 2024.

Net Loss

As a result of all the factors mentioned above the Net Loss for the six-month period ended June 30, 2025 increased to $5,319,261 from the six-month period ended June 30, 2024 loss of $4,882,809, an increase of $436,452 (for the six-month period ended June 30, 2024 decreased to $4,882,809 from the six-month period ended June 30, 2023 loss of $6,175,514).

MANAGEMENT’S DISCUSSION AND ANALYSIS

Total Comprehensive Loss

The difference in the foreign exchange translation of foreign operations for the six-month period ended June 30, 2025 was a net gain of $488,459 compared with a net loss of $302,608 for the six-month period ended June 30, 2024. Even after taking this into account, the Total Comprehensive Loss for the six-month period ended June 30, 2025 increase to $5,701,028 compared to $4,830,802 for the six-month period ended June 30, 2024 (a Total Comprehensive Loss of $5,185,417 for the six-month period ended June 30, 2024 compared to a Total Comprehensive Loss of $6,039,942 for the six-month period ended June 30, 2023).

Expenses

Below is a discussion of the expenses for the six-month period ended June 30, 2025, and the six-month period ended June 30, 2024.

	2025	2024	% change from 2024
Selling expenses	372,429	388,173	-4.06%
Administrative expenses	2,088,174	2,959,948	-29.45%
Share-based compensation	(691,924)	-	-100%
Financial expenses	4,196,101	3,296,540	+27.29%
Research and development costs	536,745	248,124	+117.53%
	4,196,101	6,892,785	-39.12%

Selling expenses

Selling expenses consist of salaries to sales and marketing staff, commissions on sales, travel expenses, trade shows, presentations and costs associated with the IR online marketing campaign. The decrease shows the impact of reduced headcount of sales staff as the business continues to focus on operations, rollout of sites under contract and financing rather than signing new contracts. Marketing efforts are also seeing less emphasis although the management team makes a point of attending events in Africa, especially where these can be combined with raising finance and visiting operating subsidiaries.

Administrative expenses

Administrative expenses consist of staff remuneration, legal fees, audit and accounting fees, insurance, rent, consulting fees, general office expenses and depreciation and amortisation. These costs decreased from the previous period as a result of cost containment measures as well as an adjustment for prior year expenses.

Financial expenses

Financial expenses consist of bank charges, convertible debenture and lease interest, charges associated with short term financing and gain/loss on foreign exchange. The increase in financial expenses for the six-month period ended June 30, 2025, compared to the six-month period ended June 30, 2024, is mainly a result of the higher short term debt load, higher interest costs and foreign exchange impact.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Research and development

Research and development costs for the six-month period ended June 30, 2025 increased over the six-month period ended June 30, 2024 as the Company continued to focus on continuous improvement of its technical solution and enhancements to its product line towards 3G/4G capabilities in line with its unique positioning and awareness of requirements in the markets it operates in.

In general, management continues to streamline operational, administrative and financial expenses. This followed a restructuring initiative to organise operations globally based on function rather than geography and now the emphasis on economic poles as a means of expanding its business. With the funding of Cygnum Capital, increased operating cashflow and other facilities the Company has built more NaaS sites generating sustainable recurring revenue showing the potential of the business model. This has allowed management to generate more interest from financing partners. With operating costs covered by NaaS revenue any new funds raised can be directed to site construction and servicing and repaying other debt. This will support management’s efforts to continue to negotiate better financing terms including existing and new financing initiatives.

SUMMARY OF QUARTERLY RESULTS

Three Months Ended	Total revenues ($)	Total loss ($)	Basic and Diluted Loss Per Share ($)
30-Jun-25	627,920	(3,542,950)	(0.05)
31-Mar25	2,209,079	(1,689,530)	(0.03)
31-Dec-24	663,422	(371,968)	(0.01)
30-Sep-24	1,563,061	(3,220,575)	(0.06)
30-Jun-24	1,512,457	(2,425,969)	(0.05)
31-Mar-24	572,727	(2,355,685)	(0.05)
31-Dec-23	1,125,235	(2,861,581)	(0.07)
30-Sep-23	797,067	(3,302,317)	(0.08)
30-Jun-23	602,255	(2,823,600)	(0.07)

Second Quarter

During the three months ended June 30, 2025, the Company earned revenues of $627,920 compared to $1,512,457 during the three months ended June 30, 2024, a decrease of $884,537.

During the three months ended June 30, 2025, the Company generated gross margin of $(249,087) compared to $1,188,180 during the three months ended June 30, 2024, a decrease of $1,437,267 resulting in a (40)% gross profit.

During the three months ended June 30, 2025, the Company incurred a net loss of $3,542,950 compared to net loss of $2,245,969 for the three months ended June 30, 2024.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s cash decreased to $113,117 as at June 30, 2025, from $228,979 as at June 30, 2024. Current assets increased to $16,046,643 as at June 30, 2025, from $14,152,936 as at June 30, 2024 due to increases in Trade and other receivables, accrued revenues, inventories, work in progress and security deposits.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The cash position as at June 30, 2025 reflected the ongoing deployment of network infrastructure for NaaS sites and a reduction in revenue due to the Orange billing issue. As of the date of these consolidated financial statements the Company has not met the conditions to initiate the final drawdown of the Cygnum facility. The Company expects to be consuming cash and in a loss position for the foreseeable future. With the Cameroon entity now generating positive cash contribution based on its NaaS income, management sees the benefit of increasing scale in country operations to provide funding to continue to accelerate site construction. Additional cash at the Canada HQ level will be generated from product sales and services provided to external customers. The current focus on site construction in Cameroon and other countries in the short term will allow the Company to improve its cash situation in the near future.

Future Financing

Management closely monitors the cash position and short and long-term cash requirements. The Company has broadened its search for capital to support its growth objectives for the NaaS business which included reaching out to Development and Impact Funds, Canadian institutional investors and other sources such as equity and hybrid investors. It is also analysing a restructuring of its short term credit facilities in order to strengthen its balance sheet. Management also recognizes the opportunity for improved cash flow from converting inventory to operating NaaS sites. It has transitioned some inventory from DRC to Cameroon as a means of improving the return on these assets. In addition to spending on site rollout, the Company will continue to look for additional financing to fund operations and maintain its growth strategy (including continuous development of next generation wireless solutions such as the multi-Standard 2G, 3G, 4G platform, as well as the deployment of mobile infrastructure and extended services under the NaaS model).

Current revenues are not sufficient to cover its selling, administrative and R&D costs and finance the capital investment necessary to implement its NaaS contracts. The Company continues to depend on its ability to convert its signed contracts into recurring revenue (for example the agreements with Orange SA for Cameroon, DRC and Madagascar and with MTN for South Sudan, Namibia, Sudan, Ivory Coast and Benin), raise debt to finance NaaS projects and future equity issuances or other means to finance its operations, including funding into NuRAN Wireless (Africa) Holding in Mauritius. Due to the current situation in Sudan and South Sudan as of the date of these consolidated financial statements the Company has placed on hold any effort to pursue the development of this network.

While the company remains reliant on external funding for CAPEX spending and short-term debt repayment and restructuring, it has become increasingly less dependent on external funding for day-to-day operations. Boosted by the recent US$ 5M Loan facility (with a possible increase related to Ivory Coast and Benin), the US$ 1.6M private placement and the term sheet and mandate letter aimed at raising up to US$ 70-80 million, management believes that the company will be able to raise the necessary financing, and that its financial position is expected to improve significantly. However, while showing continued promise, there can be no guarantee that these efforts will be successful.

RISKS and Uncertainties

Additional Financing Requirements and Access to Capital

NuRAN’s ability to realize its assets and discharge its liabilities depends on the continued financial support of its shareholders, the growth and profitability of the future sales of its products and services and from obtaining additional financing.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Sales Risks

NuRAN’s sales efforts target large corporations that require sophisticated data capture and production execution systems to collect and analyze data relating to various operational activities. NuRAN spends significant time and resources educating prospective customers about the features and benefits of its solutions. NuRAN’s sales cycle usually ranges from 3 to 18 months and sales delays could cause its operating results to vary. NuRAN balances this risk by continuously assessing the condition of its sales pipeline and making the appropriate adjustments as far in advance as possible. NuRAN’s strategy also includes a comprehensive program to build and improve relationships with long-standing customers to better understand needs and proactively manage incoming business levels effectively.

Foreign Exchange Risk

NuRAN’s sales are mainly outside Canada and are generally conducted in currencies other than the Canadian dollar, while a majority of our product research and development expenses, integration services, customer support costs and administrative expenses are in Canadian dollars. Fluctuations in the value of foreign currencies relative to the Canadian dollar and Cameroon CFA can negatively, or positively, impact NuRAN’s financial results. The company monitors this risk and will enter/consider entering into forward/ derivatives contracts to minimize the exposure.

Outsourcing Risk

NuRAN outsources the manufacture of its products to third parties. If they do not properly manufacture the products or cannot meet the needs in a timely manner, NuRAN may be unable to fulfill its product delivery obligations and its costs may increase, and its revenue and margins could be negatively impacted. The Company’s reliance on third-party manufacturers subjects it to a number of risks, including the absence of guaranteed manufacturing capacity and the inability to control the amount of time and resources devoted to the manufacture of products. To mitigate this dependency, the Company has relationships with two separate manufacturing service providers and maintain contact with additional alternative suppliers in case the primary manufacturing sources should be disrupted.

Competition

NuRAN must contend with strong international competition. Therefore, there are no guarantees that NuRAN can maintain its competitive position. However, its unique mix of products combined with NaaS service delivery, and skilled human resources give it a competitive edge in several markets.

Availability and Cost of Qualified Professionals

The high-technology industry’s strong growth as well as the Company’s move into the NaaS model increased the demand for qualified staff. So far, NuRAN has successfully met its needs for personnel. NuRAN benefits from its location in Quebec City, which gives it access to a large pool of engineering resources but has also pursued hiring internationally. Aware that the satisfaction of its customers is directly tied to the quality of its employees, NuRAN continues to take measures to attract and retain well-qualified professionals from a global talent pool.

Ability to Develop and Expand Mix of Products and Services to Keep Pace with Demand and Technological Trends

NuRAN uses several means to remain on the cutting edge and to meet its customers’ changing needs—steady investments in product development and improvements, business alliances with major industry suppliers and partners, ongoing training of its personnel and occasional business acquisitions that provide it with specific know-how.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Protection of Intellectual Property

To protect its intellectual property, NuRAN relies on a series of patent and trademark laws, provisions respecting trade secrets, confidentiality protection measures, and various contracts. Regardless of all the efforts made to retain and protect its exclusive rights, third parties could attempt to copy aspects of its products or obtain information regarded as exclusive without authorization. There can be no assurance that the measures taken by NuRAN to protect its exclusive rights will be sufficient.

Dependence on Customers

NuRAN is currently dependent on a limited number of customers for the sale of its products and services. If one or several of these customers should cease doing business with NuRAN for any reason or should reduce or defer their current or planned product purchases, NuRAN’s operating results and financial position could be adversely affected.

International Operations Risk

Our international operations are subject to various economic, political and other uncertainties that could adversely affect our business. Since 2014, approximately 52% of our sales were derived from sales outside North America, and economic conditions in the countries and regions in which we operate significantly affect our profitability and growth prospects. The following risks, associated with doing business internationally, could adversely affect our business, financial condition and results of operations:

●	regional or country specific economic downturns;

●	the capacity of the Company to deliver in a technical capacity and to import inventory at a reasonable cost;

●	fluctuations in currency exchange rates;

●	complications in complying with a variety of foreign laws and regulations, including with respect to environmental matters, which may adversely affect our operations and ability to compete effectively in certain jurisdictions or regions;

●	international political and trade issues and tensions;

●	unexpected changes in regulatory requirements, up to and including the risk of nationalization or expropriation by foreign governments;

●	higher tax rates and potentially adverse tax consequences including restrictions on repatriating earnings, adverse tax withholding requirements and double taxation;

●	greater difficulties protecting our intellectual property;

●	increased risk of litigation and other disputes with customers;

●	fluctuations in our operating performance based on our geographic mix of sales;

●	longer payment cycles and difficulty in collecting accounts receivable;

●	costs and difficulties in integrating, staffing and managing international operations, especially in rapidly growing economies;

●	transportation delays and interruptions;

●	natural disasters and the greater difficulty in recovering from them in some of the foreign countries in which we operate;

●	uncertainties arising from local business practices and cultural considerations;

MANAGEMENT’S DISCUSSION AND ANALYSIS

●	customs matter and changes in trade policy, tariff regulations or other trade restrictions; and

●	national and international conflicts, including terrorist acts.

The percentage of our sales occurring outside of North America will increase over time largely due to increased activity in Africa, Central and South America and other emerging markets. The foregoing risks may be particularly acute in emerging markets, where our operations are subject to greater uncertainty due to increased volatility associated with the developing nature of the economic, legal and governmental systems of these countries. If we are unable to successfully manage the risks associated with expanding our global business or to adequately manage operational fluctuations, it could adversely affect our business, financial condition or results of operations.

Gross Margin May Not Be Sustainable

Our level of product gross margins may be adversely affected by numerous factors, including:

●	Changes in customer, geographic, or product mix, including mix of configurations within each product group;

●	Introduction of new products, including products with price-performance advantages;

●	Our ability to reduce production costs;

●	Entry into new markets or growth in lower margin markets, including markets with different pricing and cost structures, through acquisitions or internal development;

●	Increases in material, labor or other manufacturing-related costs, which could be significant especially during periods of supply constraints;

●	Excess inventory and inventory holding charges;

●	Obsolescence charges;

●	Changes in shipment volume;

●	The timing of revenue recognition and revenue deferrals;

●	Increased cost, loss of cost savings or dilution of savings due to changes in component pricing or charges incurred due to inventory holding periods if parts ordering does not correctly anticipate product demand or if the financial health of either contract manufacturers or suppliers deteriorate.

●	Lower than expected benefits from value engineering;

●	Increased price competition, including competitors from Asia, especially from China;

●	Changes in distribution channels;

●	Increased warranty costs;

●	How well we execute on our strategy and operating plans implementing our new NaaS model.

Changes in service gross margin may result from various factors such as changes in the mix between technical support services and advanced services, as well as the timing of technical support service contract initiations and renewals and the addition of personnel and other resources to support higher levels of service business in future periods.

Competition Risks

The markets in which we compete are characterized by rapid change, converging technologies, and a migration to networking and communications solutions that offer relative advantages. These market factors represent a competitive threat to us. We compete with numerous vendors in each product category. The overall number of our competitors providing niche product solutions may increase. Also, the identity and composition of competitors may change as we increase our activity in newer product categories such as data center and collaboration and in our priorities. As we continue to expand globally, we may see new competition in different geographic regions. In particular, we have experienced price-focused competition from competitors in Africa and the U.S., and we anticipate this will continue.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Some of our competitors compete across many of our product lines, while others are primarily focused in a specific product area. Barriers to entry are relatively low, and new ventures to create products that do or could compete with our products are regularly formed. In addition, some of our competitors may have greater resources, including technical and engineering resources, than we do. As we expand into new markets, we will face competition not only from our existing competitors but also from other competitors, including existing companies with strong technological, marketing, and sales positions in those markets. Companies with whom we have strategic alliances in some areas may be competitors in other areas, and in our view this trend may increase. Companies that are strategic alliance partners in some areas of our business may acquire or form alliances with our competitors, thereby reducing their business with us.

The principal competitive factors in the markets in which we presently compete and may compete in the future include:

●	The ability to provide a broad range of networking and communications products and services;

●	Product performance;

●	The ability to introduce new products, including products with price-performance advantages;

●	The ability to reduce production costs;

●	The ability to provide value-added features such as security, reliability, and investment protection;

●	Conformance to standards;

●	Market presence;

●	The ability to obtain financing on reasonable terms;

●	Disruptive technology shifts and new business models.

We also face competition from customers to which we license or supply technology and suppliers from which we transfer technology. The inherent nature of networking requires interoperability. As such, we must cooperate and at the same time compete with many companies. Any inability to effectively manage these complicated relationships with customers, suppliers, and strategic alliance partners could have a material adverse effect on our business, operating results, and financial condition and accordingly affect our chances of success. the loss of one or more significant suppliers or a reduction in significant volume from such suppliers

Intellectual Property Risks

We generally rely on patents, copyrights, trademarks, and trade secret laws to establish and maintain proprietary rights in our technology and products. Although we have been issued patents, there can be no assurance that any of these patents or other proprietary rights will not be challenged, invalidated, or circumvented or that our rights will, in fact, provide competitive advantages to us. Furthermore, many key aspects of networking technology are governed by industrywide standards, which are usable by all market entrants. In addition, there can be no assurance that patents will be issued from pending applications or that claims allowed on any patents will be sufficiently broad to protect our technology. In addition, the laws of some foreign countries may not protect our proprietary rights to the same extent as do the laws of the United States. The outcome of any actions taken in these foreign countries may be different than if such actions were determined under the laws of the United States. Although we are not dependent on any individual patents or group of patents for particular segments of the business for which we compete, if we are unable to protect our proprietary rights to the totality of the features (including aspects of products protected other than by patent rights) in a market, we may find ourselves at a competitive disadvantage to others who need not incur the substantial expense, time, and effort required to create innovative products that have enabled us to be successful.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Third parties, including customers, have in the past and may in the future assert claims or initiate litigation related to exclusive patent, copyright, trademark, and other intellectual property rights to technologies and related standards that are relevant to us. These assertions have increased over time as a result of our growth and the general increase in the pace of patent claims assertions, particularly in the United States. Because of the existence of a large number of patents in the networking field, the secrecy of some pending patents, and the rapid rate of issuance of new patents, it is not economically practical or even possible to determine in advance whether a product or any of its components infringes or will infringe on the patent rights of others. The asserted claims and/or initiated litigation can include claims against us or our manufacturers, suppliers, or customers, alleging infringement of their proprietary rights with respect to our existing or future products or components of those products. Regardless of the merit of these claims, they can be time-consuming, result in costly litigation and diversion of technical and management personnel, or require us to develop a non-infringing technology or enter into license agreements. Where claims are made by customers, resistance even to unmeritorious claims could damage customer relationships. There can be no assurance that licenses will be available on acceptable terms and conditions, if at all, or that our indemnification by our suppliers will be adequate to cover our costs if a claim were brought directly against us or our customers. Furthermore, because of the potential for high court awards that are not necessarily predictable, it is not unusual to find even arguably unmeritorious claims settled for significant amounts. If any infringement or other intellectual property claim made against us by any third party is successful, if we are required to indemnify a customer with respect to a claim against the customer, or if we fail to develop non-infringing technology or license the proprietary rights on commercially reasonable terms and conditions, our business, operating results, and financial condition could be materially and adversely affected. Our exposure to risks associated with the use of intellectual property may be increased as a result of acquisitions, as we have a lower level of visibility into the development process with respect to such technology or the care taken to safeguard against infringement risks. Further, in the past, third parties have made infringement and similar claims after we have acquired technology that had not been asserted prior to our acquisition.

Many of our products are designed to include software or other intellectual property licensed from third parties. It may be necessary in the future to seek or renew licenses relating to various aspects of these products. There can be no assurance that the necessary licenses would be available on acceptable terms, if at all. The inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could have a material adverse effect on our business, operating results, and financial condition. Moreover, the inclusion in our products of software or other intellectual property licensed from third parties on a nonexclusive basis could limit our ability to protect our proprietary rights in our products.